Actuate Announces Final Results of Tender Offer
SAN MATEO, Calif.—(BUSINESS WIRE)— Actuate Corporation (NASDAQ: ACTU), the leader in delivering Rich Internet Applications Without Limits™, today announced the final results of its modified Dutch auction tender offer for up to $60 million of its common stock, which expired at 12:00 midnight, New York City time, on Thursday, December 18th.
Based on a final count by the depositary for the tender offer, a total of approximately 20.7 million shares of common stock (including shares tendered by notice of guaranteed delivery) were properly tendered and not withdrawn at prices within the stated range for the tender offer of $3.00 to $3.50 per share. The Company has accepted for purchase and will promptly pay $3.50 per share for 17,142,857 of these shares at a total cost of $59,999,999.50. This represents a proration rate of approximately 83.0%.
The common stock accepted for purchase represents approximately 28.5% of Actuate’s 60,540,237 shares of common stock issued and outstanding as of September 30, 2008. As a result of the completion of the tender offer, immediately following payment for the tendered common stock, Actuate expects that approximately 43.4 million shares of common stock will be issued and outstanding.
Jefferies and Co. acted as the dealer manager for the stock tender offer. D.F. King & Co., Inc. served as information agent and Computershare, Inc. served as the depositary.
About Actuate Corporation
Actuate Corporation is dedicated to increasing the richness, interactivity and effectiveness of enterprise data, for everyone, everywhere. Actuate delivers the next generation RIA-ready information platform for both customer and employee-facing applications. The Actuate platform boasts unmatched scalability, high-performance, reliability and security. Its proven RIA capabilities and highly collaborative development architecture are backed by the world’s largest open source information application developer community, grounded in BIRT, the Eclipse Foundation’s only top level Business Intelligence and reporting project.
Global 9000 organizations use Actuate to roll out RIA-enabled customer loyalty and Performance Management applications that improve customer satisfaction and employee productivity. The company has over 4,200 customers globally in a diverse range of business areas including financial services and the public sector, many of which have a long history of deploying Actuate-based solutions for dozens, or even hundreds of their mission-critical applications.
Founded in 1993, Actuate has headquarters in San Mateo, California, with offices worldwide. Actuate is listed on NASDAQ under the symbol ACTU. For more information on Actuate, visit the company’s web site at www.actuate.com.
Copyright ®2008 Actuate Corporation. All rights reserved. Actuate and the Actuate logo are registered trademarks of Actuate Corporation and/or its affiliates in the U.S. and certain other countries. All other brands, names or trademarks mentioned may be trademarks of their respective owners.
Contacts
Market Street Partners for Actuate
Karen Haus, 650-645-3555
IR@actuate.com
Source: Actuate Corporation